Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 12 October 2026 – 22h00 CET Regulated information1

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

12 October 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

Materialise reports the purchase of 130,592 Materialise shares in the period from 5 October 2026 up to and including 9 October 2026. The shares were repurchased at an average price of 7.47 EUR per share for a total consideration of 975,791 EUR.

130,592 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
05-Oct-2026	NASDAQ	-	-	-	-
06-Oct-2026	NASDAQ	19,747	149,621	168,608	7.58
07-Oct-2026	NASDAQ	15,698	119,786	133,885	7.63
08-Oct-2026	NASDAQ	39,449	296,721	331,912	7.52
09-Oct-2026	NASDAQ	55,698	409,663	459,068	7.36
Total of the week		130,592	975,791	1,093,473	7.47

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 1,626,021 shares for a total amount of 8,975,171 EUR (10,374,203 USD) under the share buy-back program. This corresponds to 2.8% of the total shares outstanding.

Materialise currently holds 1,626,021 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and will be updated on a weekly basis.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.